
HOLOFIT BY HOLODIA
2022 Report

Dear investors,

We'd like to, first of all, thank our investors in supporting us and helping move our company to the next level. Our appreciation is also shown in the tremendous amount of work we put into HOLOFIT, making sure we bring value to our investors, and of course our users. From a small start-up struggling to fight our vision through the market constraints, we have arrived to a point of becoming a scale-up able to grow and proof our commitment to generating investor value.

We need your help!

Where we need help the most is in spreading the word outside the VR community about the value VR fitness brings. Some people are still reluctant to try HOLOFIT because of miss-information about the VR easiness of use and sweat-related issues. Our investors can support us simply by talking to friends, colleagues and family about the benefits that HOLOFIT and VR fitness in general brough them.

Sincerely,

Bojana Knezevic
COO

Shahin Lauritzen
Chief Executive Officer

Our Mission

HOLOFIT is the VR fitness platform for the Metaverse. It will bring a new category of vSports to users around the world, usable on any VR device, any fitness machine or in any sport. Through your HOLOFIT fitness activities you will earn currency that can be used for purchases in virtual marketplaces. In 5 years we will have more than 50 million active users, and we will be fully integrated with all fitness SW/HW

See our full profile

How did we do this year?



Report Card

A+



The Good

Securing the US patent for HOLOFIT proprietary technology.

Releasing HOLOFIT on Pico Global store.



The Bad

Scaling HOLOFIT on the Pico Global store.

Disruptions to product use due to Meta platform changes.



Launching HOLOFIT MR product.

Moving towards user-generated content.

2022 At a Glance

January 1 to December 31

$894,301 +49%
Revenue

-$641,944
Net Loss

$97,564 [10%]
Short Term Debt

$0
Raised in 2022

$196,000
Cash on Hand
As of 09/29/23

INCOME | BALANCE | NARRATIVE

Revenues
Profit
$600,148
$-458,914
$894,301
$-641,944
2021
2022

Net Margin: -72% | Gross Margin: 37% | Return on Assets: -109% | Earnings per Share: -$641,944.00 | Revenue per Employee: $74,525 | Cash to Assets: 25% | Revenue to Receivables: 1,608% | Debt Ratio: 81%

Holodia_consolidated_financial_statements_2022.pdf

21.12.31_FINAL_FS_Holodia.pdf

We ❤ Our 289 Investors

Thank You For Believing In Us

Juan Leon
Constance Minkoff
Cynthia Crooks
Debra Pearce Vonwinckler
Keisha H.
Jared Fain
Heather Eason
Elle Sanders
Latarshe Parker
Flo Kok
Zoran Bikicki
Diana Lee Wingrad
Paige Waters
Slim Sommerville
Julien Nesme
Greg Gallaway
Vincent Massimo
Mario Beeman
Anthony Johnson
Kyle Seymour
Finessea B
Sarah McIver
Gary Fuller
Larry Hawkins
Marie Antoinette
Christopher L Smith
Midhat Qidwai
Edward Paul
Elan Shanker
Tonja Johnson
Gloria Pearson
Gwen Hembrock
Peter Strub
James Poole
Kim Jenkins
Dawn Schroeder
Amir Jafarian
Andrew Holmes
Eugene Mc Elroy
David Anderson
Francois Grima
Ryan Humphreys
Ronda Light
Samuel K Ameyaw MD M...
Michael Balle
Jason Steele
Amir Yazdani
Joseph Lizyness
Normajean Monroe Hutton
Steef Van Winkel
Jill Lunceford
Ronnie S
Ed Gough
Sean Cox
Bob Arons
Gerald Little
Katy Fischer
Angela Pitman
Brian Holden
Pilo Moller Pernille Pnina
David White
Christopher Rossi
Patrick Serviss
Freek Teunen
Cynthia Green
Erma Moser
Genevieve S Dozier
Carlos Posadas
Brian Smolens
Jeb Calen
Christine Little
Christopher Gulliver
Kathy Blakemore
Adam Wagner
Alexandra Karijanian
Mark Masten
Mary Carter
Kerstin Fischer
Annette Hoffmeister
Mark PETERS
Norman Penrod
Guy Hanson
Scott Gall
Merredith McGee
Patricia Sparrezza
Arline Babka
Hatem Rowaihy
Joseph T. Morelli
Kume Bryant
Graeme H.
Marcus Mendiola
P Beaumont
Nancy German
David Jovanovic
Louise Caulfield
Edward Kominek
Hiromi Katsumoto
Nancy Tolton
Dmytro Semenov
Pat Dodd McNeil
Sylvain Davril
Stephanie Willet
Guilhem Divol
Carla Davies
Michele Hanisee
Gastón Franzini (Gato)
Mao Sen Wu
Patricia Lawrence-Caldwell
Brenda Kasper
Yukiko JONES
Thomas Tasey
Michael Cosby
Marc Schildkraut
Mark Thomas
Stephen Davies
Sanford J Coons
Darryl Gillespie
George Budiselich
Anton Larkin
Mitchell Kunkler
Bourlier Tanguy
Sandra G Bailey
Wade Glanek
David Yeager
Eiichi HANO
Henry B Harris
Gareth Evans
Stan Michael Kramarz
Hermann Goehler
Lexi Oja
Kansas Field-Allen
D Bog
Dominick Savillo
Baron Huntington
Allison Andrews
Samantha Speksnijder
Marty Roth
Walter Quinn
Arvin Heilman
Vicky Ikonomidou
Pauline Clark
Edwin Duarte
Katie Bardsley
Kameya Coleman
Robby Grossman
Deborah Fríncke
Dee Tabin
Mario M Teel Jr.
Rakesh B SASVIHALLI
Shelby Thuruthumalil
Geogy Philip
James Lui
Rebecca Lowe
Russ Rigby
Fred Sahakian
Cheyenne Alspach
Steven Dubner
Robyn Brown
Samantha Budiselich
Patricia PULLAR
Patrick Enweronye
Eric Luke
Julie Fortescue-Phillips
Lauren Barette
Mike Mutto
Angella TASSIN
Derek Edward SLATE
Jaime Parodi Bardón
German O Cruz
Linda Pezzanite
Leonard Grover
Renee Bristel
Avinash Kustagi
Ryan Amundson
Chris Heintzelman
Janice Holloway
Allison White
Mark Qi
Ashley T
Emily Blackburn
Thea Berning
Rick Engdahl
Dawn Stobaugh
Camilo Caceres
Louis Luangkesorn
Roderick Herron
Gerald Agana (Gerry)
Claude Sandré
Mark Buckley
Anna Mier
Herbert A Venzen
Danielle Wright
Marthe Schut
Joo Beng Koh
Theresa Corona
I. H.
Catherine Lukens
Michael Hopfenspirger
Paul Williams
Jennifer M. McCallum
Kendra Kocher
Doug Hanna
Edward Kelly Medlock
Thomas M Trouten
Elois Divol
Anthony Paumier
Dwight Newman
Mervin Mohamed
Emma Benzie
Carla Gebert
William Florer
Michael Andrew Luff
Okwudili C Amaechi
Harold Albaugh
Najee Williams
Sean Ford
Tyrone Sanders Jr
Brandon Drake Reed
M Kos
Lee Baucom
Wayne Speaks
Andrew Shedden
Kim Turch
Michael Weingarden
Gerry Hays
Benoit Belasco
Thoraya Zedan
Terry Miller
Robert Conyne
Michael Domsalla
Jacob Harry
Amy Tonozzi
Marko Kravljaca
Kristen Wylder
Vanessa Moss
Sheri Stender
Gabriella Gosztola
Anne Marie Wright
Sharon Holliday
Joanna A Lenczewska
Nerea Eceiza
Jason Bryant
Kevin K. Owney
Ann Martinson
Richard Dolmat
Anthony Smith
Lanre Ogunyemi
Sheila Williams
Lisa Rodriguez
Vladimir Brichkov
Joel Trinidad
Susan Lewenz
Margaret Brown
Mirko Turrina
Robert Schaffler
Roy El Hachem
Donny Russell
Cheryl P
Justin Reiser
Lasse Soelberg
Kimberlee Reed White
Glen Dean
Ron Lovesee
Celines Rivera
Whitney Hierholzer Floyd
Christopher Zusin
Lori Payne
Andrew McGlone
Ben Brandzel
Michael Mascaro
Ronald W. Stephenson II
Jennifer Riccardi
Linda Klein
Janice Brogdon
Melissa Beach
Rich Schneider
Janice Graham
Andrew Mullican
Tamara Holmes
Frisia Di Alma Lara
Raman Arora
Mitko Bojcev
Matthew Picking
Katrina Senti
Laura Lowry
Olivier Fabre
Stefano Lorusso
Tunde Ogowewo
Michael Wall

Thank You!

From the HOLOFIT by Holodia Team




Bojana Knezevic
Chief Operating Officer

Olivier Zitvogel
Chief Technical Officer




Shahin Lauritzen
Chief Executive Officer

Shahin is a top Business and Leadership strategist, Founder and Board member of successful tech startups, CFO w. P/L resp. > USD 8 Bn. He is also a London SportTech Mentor, Investor, and Speaker. MBA educated from INSEAD, Harvard, and IEDC



Pavle Lazarević
Marketing Manager

Go-to-market specialist and digital strategy leader. Former head of content for MUNPlanet with featured accomplishments; including overseeing a 300% increase in social media engagement as well as earning achievements in content marketing.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Bojana Knezevic	COO @ Holodia	2017
Peter Shahin Schou Lauritzen	CEO @ Holodia	2017

Officers

OFFICER	TITLE	JOINED
Bojana Knezevic	COO	2017
Peter Shahin Schou Lauritzen	President CEO Treasurer	2017

Voting Power ⓘ

HOLDER	SECURITIES HELD	VOTING POWER
Bojana Knezevic	305,243 Common stock	28.2%
Peter Shahin Schou Lauritzen	353,035 Common stock	32.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2018	$250,000	Common Stock	Other
06/2018	$62,500	Common Stock	Other
06/2018	$125,000	Common Stock	Other
06/2018	$412,500	Common Stock	Other
02/2021	$181,078	Safe	Other
04/2021	$119,900	Safe	Other
06/2021	$169,000	Safe	Other
08/2021	$53,492	Safe	Other
08/2021	$323,556	Safe	Other
08/2021	$60,080	Safe	Other
08/2021	$75,635	Safe	Other
08/2021	$43,078	Safe	Other
09/2021	$100,000		Other
09/2021	$50,000		Other
09/2021	$50,000		Other
10/2021	$427,000	Safe	Other
11/2021	$15,000	Safe	Other
12/2021	$250,000		Other
05/2023	$407,226		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
09/24/2021	$50,000 ⓘ	5.0%	20.0%	$5,000,000	12/06/2023
09/24/2021	$50,000 ⓘ	5.0%	20.0%	$5,000,000	09/30/2023

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUTSTANDING	INTEREST	MATURITY	CURRE
Zurich Kantonalbank ⓘ	09/01/2021	$100,000	$103,181 ⓘ	0.5%	09/02/2024	Yes
Zurich Kantonal bank ⓘ	12/01/2021	$250,000	$214,000 ⓘ	6.2%	12/01/2027	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	1,083,019	Yes

| Common Stock | | | |

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

There is a risk related to the general use of VR hardware in case a user does not correctly use a VR headset. Health and Safety warnings issued by Meta for their VR hardware should be taken into account. There is a risk that a user may, either in "freestyle" or with a fitness machine, loose balance and could fall of a machine or bump into another object.

We are dependent on Meta as a primary distribution platform. Meta represents a major revenue-driving sales channel. Any decision by Meta, remote as it may be, to block or otherwise hamper Holodia from distributing HOLOFIT on the Oculus Quest Store/Meta, would distort free market competition and potentially impact Holodia's ability to generate revenue from the platform.

We may incur major losses in the event of certain macroeconomic or other extraordinary events, which may affect markets and consumer behavior in ways that are unexpected, unprecedented or inconsistent with historical trends or results.

Risk is inherent in all investing. No guarantee or representation is made that our business will be successful and there is no assurance that we will be able to realize any revenue. All business conducted by the Company risks the loss of capital. As is true of any investment, there is a risk that an investment in the Company will be lost in whole or part.

Holodia is currently not yet operationally at break-even. We are funding our operations and R&D from our revenues and proceeds from previous financing. There is a risk that Holodia will not be able to secure additional financing or fund operations from sales alone, running out of cash prior to becoming operationally break-even.

Holodia is a part of high-growing VR fitness market and is therefore highly dependent on overall VR market conditions, including success of VR hardware producers, distribution platforms and other entrants in the market.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[⊘];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the Investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock . Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Holodia Inc
- Delaware Corporation
- Organized February 2017
- 12 employees

9E Loockerman street
Dover DE 19901

https://www.holodia.com/

Business Description

Refer to the HOLOFIT by Holodia profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

HOLOFIT by Holodia has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late 2022 Annual Report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.